Exhibit 99.1

TAOP Announces $4.98 Million Registered Direct Offering of Ordinary Shares

SHENZHEN, China, Jul. 12, 2021 — Taoping Inc. (NASDAQ: TAOP, the “Company” or “TAOP”), a provider of blockchain technology and smart cloud services, today announced that it has entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors (the “Investors”) on July 12, 2021.

Pursuant to the Purchase Agreement, the Company agreed to sell to the Investors an aggregate of 1.2 million ordinary shares, no par value (the “Ordinary Shares”) at a purchase price of $4.15 per share in a registered direct offering. In a concurrent private placement, pursuant to the Purchase Agreement, the Company will sell and issue to the Investors warrants to purchase an aggregate 360,000 Ordinary Shares with an exercise price of $4.56 per share within 36 months following the issue date (the “Warrants”). The Warrants can only be exercised in cash. The total aggregate gross proceeds of the above financing are $4.98 million. The Company intends to use the net proceeds from the financing for working capital and general corporate purposes. The closing of the financing is subject to satisfaction of customary closing conditions.

For more details of the financing, please see the Company’s Report on Form 6-K to be filed on or about July 14, 2021.

The sale and offering of Ordinary Shares pursuant to the Purchase Agreement are effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-229323), which became effective on February 11, 2019, pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (the “Registration Statement”). The Warrants and Ordinary Shares underlying the Warrants were not offered pursuant to the Registration Statement and were offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Taoping Inc.

Taoping Inc. (TAOP) is an integrated group of technology and financial companies with business in Mainland China, Hong Kong, and other overseas countries. Relying on its unique strengths in cloud technology and chip supply chain, TAOP provides solutions and cloud services to industries such as film and television production, education, new media, artificial intelligence and asset management. The Company is dedicated to the research and application of blockchain technology as well as investment and management of financial assets at home and abroad. To learn more, please visit http://www.taop.com/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of Taoping Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as “believes”, “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Taoping Inc.

Chang Qiu

Email: chang_qiu@taoping.cn

http://www.taop.com/

or

Dragon Gate Investment Partners LLC

Tel: +1(646)-801-2803

Email: taop@dgipl.com